EXHIBIT 12

                              BellSouth Corporation
                    Computation Of Earnings To Fixed Charges
                              (Dollars In Millions)


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

                                              Six Months Ended June 30,          Year ended December 31,
                                                   2001    2000          2000       1999       1998       1997      1996
1. Earnings

   (a) Income from continuing operations

before deductions for taxes and interest           $3,505    $3,852       $7,926     $6,518    $6,588     $6,182    $5,329

   (b) Portion of rental expense
representative of interest factor                      30        54          105         99        81         91        90

   (c) Equity in losses from less-than-50%
owned investments (accounted for under the
equity method of accounting)                          150        59          142        396        97         78        68

   (d) Excess of earnings over distributions
of less-than-50%-owned investments
(accounted for under the equity method of           (252)      (98)        (707)       (87)      (46)       (85)      (53)
accounting)

         TOTAL                                     $3,433   $3,867        $7,466    $6,926    $6,720      $6,266    $5,434

2. Fixed Charges

   (a) Interest                                      $707      $655       $1,361     $1,059      $867       $783      $739

   (b) Portion of rental expense
representative of interest factor                      30        54          105         99        81         91        90

         TOTAL                                       $737      $709       $1,466     $1,158      $948       $874      $829

   Ratio (1 divided by 2)                            4.66      5.45         5.09       5.98      7.09       7.17      6.55

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